Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-159046

Final Term Sheet

May 10, 2010

Issuer: San Diego Gas & Electric Company

Aggregate Principal Amount Offered: $250,000,000

Interest Payment Dates: May 15 and November 15, commencing November 15, 2010

Coupon: 5.35%, accruing from May 13, 2010

Maturity: May 15, 2040

Yield to Maturity: 5.359%

Spread to Benchmark Treasury: 95 basis points

Benchmark Treasury: 4.375% due November 15, 2039

Benchmark Treasury Yield: 4.409%

Optional Redemption Provision: Make Whole Call Adjusted Treasury Date + 15 basis points

Price to Public: 99.866%, plus accrued interest, if any

Settlement Date: May 13, 2010

CUSIP: 797440 BL7

Anticipated Ratings:	Aa3 by Moody’s Investors Service
A+ by Standard & Poor’s Ratings Services
AA by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Loop Capital Markets LLC
UBS Securities LLC

Co-Managers:	CastleOak Securities, L.P.
SL Hare Capital, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Loop Capital Markets LLC toll-free at 1-888-294-8898 or UBS Securities LLC toll-free at 1- 877-827-6444, Ext. 561-3884.